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                                                                EXHIBIT 99(a)(5)

                      [AIMCO PROPERTIES, L.P. LETTERHEAD]

                                 June 29, 1999

Dear Limited Partner,

         AIMCO Properties, L.P. has increased its offer price to acquire 168.14 units of Riverside Park Associates Limited Partnership (the "Partnership") to $19,000 per unit. Our price increase is effective immediately and will apply to all units tendered pursuant to our offer. You may receive from a group of real estate partnership investors an offer to purchase up to 60 units of limited partnership interest at $18,000 per unit.

         You should note that our offer is at a higher price and for more units than the other offer. Under our offer, because we are attempting to purchase more units than the other offer, there is a greater likelihood that all of your tendered units will be purchased by us and not returned to you unpurchased as a result of proration. Accordingly, if we acquired all of your units, you would no longer receive Schedule K-1s for tax reporting purposes as a limited partner of the Partnership.

         Our offer will expire on July 13, 1999 while the other offer expires on July 29, 1999, so if you tender to us, you would receive cash for your units earlier and at a higher price than under the other offer.

         If you have already tendered your units pursuant to our offer, you will automatically receive the higher offer price if your units are accepted for payment. If you have not already sent in your Letter of Transmittal, you should complete and sign the enclosed Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to River Oaks Partnership Services, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of the attached Supplement. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THE SUPPLEMENT OR THE LETTER OF TRANSMITTAL MAY ALSO BE DIRECTED TO THE INFORMATION AGENT AT (888) 349-2005.

                                                Sincerely,


                                                AIMCO PROPERTIES, L.P.